October 8, 2004

VIA EDGAR AND FEDERAL EXPRESS

Ms. Elaine Wolff
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

Re:	Feldman Mall Properties, Inc. Registration Statement on Form S-11 Filed on August 13, 2004 Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc. (the “Company”), a Maryland corporation, attached hereto please find additional materials as requested in connection with Comments 1, 4 and 109 of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated September 10, 2004, with respect to the Registration Statement on Form S-11 (Registration No. 333-1182460) (the “Registration Statement”) filed by the Company on August 13, 2004. Please note that the artwork requested pursuant to Comment 5 will be sent to you shortly, as soon as it is available.

Should you have any questions or require further information, please do not hesitate to contact either Beth De Santo at 212-878-8232 or me at 212-878-4978.

Regards,

/s/ Hieu Pham

Hieu Pham, Esq.

cc:	Jay Bernstein Beth De Santo Jacob Farquharson